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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: April 30, 1997
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
    Citizens Bancshares, Inc.                Statement                     Trading Symbol                       of Original
----------------------------------------     (Month/Day/Year)                MID-AM, INC.                       (Month/Day/Year)
     (Last)     (First)     (Middle)           5/21/98                  ------------------------------------       N/A
   10 East Main Street, P.O. Box 247      ----------------------------  5. Relationship of Reporting          ---------------------
----------------------------------------  3. IRS or Social Security          Person to Issuer                 7. Individual or
             (Street)                        Number of Reporting           (Check all applicable)                Joint/Group Filing
                                             Person (Voluntary)         ----- Director     X    10% Owner        (Check Applicable
   Salineville, Ohio          43945          34-1372535                 ----- Officer    -----  Other (specify   Line)
--------------------------------------    ----------------------------  (give title below)             below)  X  Form Filed by One
      (City)      (State)      (Zip)                                                                              Reporting Person
                                                                               ---------------------------     -- Form Filed by More
                                                                                                                  than One Reporting
                                                                                                                  Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (9/96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option to purchase Mid-Am, Inc.,                       Mid-Am, Inc.
Common Stock                       T        T          Common Stock      4,648,726      TT             D
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Explanation of Responses:

T  Beneficial ownership of 4,648,726 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of May 21, 1998 (the "Stock Option Agreement"), by and between Citizens Bancshares, Inc. and Mid-Am, Inc. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Citizens Bancshares, Inc. expressly disclaims ownership of such shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal    TT  A price per share equal to $27.00 subject to
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             adjustment in certain circumstances.

   Note. File three copies of this Form, one of which must be manually signed.    By: /s/ MARTY E. ADAMS               May 29, 1998
   If space provided is insufficient, See Instruction 6 for procedure.               -------------------------------   -------------
                                                                                     **Signature of Reporting Person        Date

Potential persons who are to respond to the collection of information contained in this                               Page 2
form are not required to respond unless the form displays a currently valid OMB Number.                      SEC 1473 (9/96)

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